SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D

(Amendment No.     )

FVCBanckorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36120Q101

(CUSIP Number)

Noel M. Gruber, Esquire

Buckley Sandler LLP

1250 24th Street, NW, Suite 700

Washington, DC 20036

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 36120Q101

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David W. Pijor

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 693,793 (includes currently exercisable options to purchase 327,143 shares of common stock)

	8.	Shared Voting Power 2,252

	9.	Sole Dispositive Power 693,793 (includes currently exercisable options to purchase 327,143 shares of common stock)

	10.	Shared Dispositive Power 2,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,045 (includes currently exercisable options to purchase 327,143 shares of common stock)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 5.29% (includes currently exercisable options to purchase 327,143 shares of common stock)

14.	Type of Reporting Person* IN

CUSIP No. 36120Q101

Item 1.  Security and Issuer.

This report relates to the common stock $0.01 par value, of FVCBankcorp, Inc. (the “Company”), a Virginia corporation, the principal office of which is located at 11325 Random Hills Road, Suite 240, Fairfax, Virginia 22030.

Item 2.  Identity and Background.

David W. Pijor:  Mr. Pijor’s business address is 11325 Random Hills Road, Suite 240, Fairfax, Virginia 22030.

Mr. Pijor’s principal occupation is Chairman and Chief Executive Officer of FVCBankcorp, Inc. and its wholly owned subsidiary FVCbank. A Virginia chartered commercial bank. The address of FVCBankcorp, Inc. and FVCbank 11325 Random Hills Road, Suite 240, Fairfax, Virginia 22030.

Mr. Pijor has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

Mr. Pijor has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pijor is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All purchases have been made using the reporting person’s personal funds, funds held in the reporting person’s retirement accounts, by his spouse and with respect to certain shares as to which he has voting power, family members.  No portion of such funds has been borrowed.

Item 4. Purpose of Transaction.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes.  The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

Except as indicated above, and except for periodic review of opportunities for expansion of the business of the Company and its subsidiary bank, by acquisition or otherwise, review of the capital needs of the Company and its subsidiary bank, review of the strategic alternatives of the Company and its subsidiary bank; review of the membership of the board of directors of the Company, and review of possible amendments to the Company’s articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a director of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

All percentages given for ownership of the outstanding common stock are based upon 12,826,266 shares of common stock outstanding as of June, 30, 2018, as adjusted for the Cmopany’s issuance of 1.75 million shares of common stock on September 18, 2018, plus options to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

(a)           As of the date of this filing,  the reporting person beneficially owns an aggregate of 695,045 shares of common stock, including currently exercisable options to purchase 327,143 shares of common stock, representing 5.29% of the outstanding shares.

CUSIP No. 36120Q101

(b)           The reporting person possesses sole power to vote and dispose of: an aggregate of 693,793 shares of common stock, (including 327,143shares subject to currently exercisable options).

The reporting person possesses shared power to vote/dispose of 2,252 shares of common stock (reflecting shares owned by his spouse).

Set forth below is information regarding the persons with whom the reporting person shares voting or dispositive power:

Kathleen Pijor, a citizen of the United States, is the reporting person’s spouse.  She is not employed.  Her contact address is c/o David Pijor, 11325 Random Hills Road, Suite 240, Fairfax, Virginia, 22030.  Mrs. Pijor has delegated to the reporting person authority to vote all shares of Company common stock held in her name.  Mrs. Pijor has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Mrs. Pijor has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)          During the sixty days immediately preceding the date of this filing, no purchases attributable to the reporting person were effected in the Company’s common stock.

(d)           The respective owners of shares which the reporting person is deemed to beneficially own, have the right to receive or direct the receipt of all dividends in respect of, or proceeds of the sale of, all shares owned by such persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.  Material to be Filed as Exhibits.

None.

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CUSIP No. 36120Q101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

September 24, 2018

/s/ David W. Pijor
David W. Pijor